UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             SAMSONITE CORPORATION
                             ---------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    79604V105
                                    ---------
                                 (CUSIP Number)

                               Louis Vitali, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                      --------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               December 20, 2002
                          ---------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                                Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No. 79604V105                                            Page 2 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO INVESTMENT FUND, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                              a.   [ ]
                                              b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                        7       Sole Voting Power
Number of
Shares                              0
Beneficially
Owned by                8       Shared Voting Power
Each
Reporting                           0
Person
With                    9       Sole Dispositive Power

                                    0

                        10      Shared Dispositive Power

                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 79604V105                                            Page 3 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  APOLLO ADVISORS, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                              a.   [ ]
                                              b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                        7       Sole Voting Power
Number of
Shares                              0
Beneficially
Owned by                8       Shared Voting Power
Each
Reporting                           0
Person
With                    9       Sole Dispositive Power

                                    0

                        10      Shared Dispositive Power

                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                  PN

                                  SCHEDULE 13D

CUSIP No. 79604V105                                            Page 4 of 6 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  LION ADVISORS, L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                              a.   [ ]
                                              b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization

                  Delaware

                        7       Sole Voting Power
Number of
Shares                              0
Beneficially
Owned by                8       Shared Voting Power
Each
Reporting                           0
Person
With                    9       Sole Dispositive Power

                                    0

                        10      Shared Dispositive Power

                                    0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                    [ ]

13       Percent of Class Represented By Amount in Row (11)

                                    0%

14       Type of Reporting Person (See Instructions)

                  PN

                                                               Page 5 of 6 Pages



     This Amendment No. 3 to Schedule 13D relates to shares of common stock, par value $0.01 per share ("Shares"), of Samsonite Corporation (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on Schedule 13D, dated August 4, 1999, and all amendments thereto (collectively, the "Initial Statement"), filed by the Reporting Persons (as defined herein). This Amendment No. 3 is being filed by the Reporting Persons to report that, as a result of recent dispositions of Shares, the number of Shares of which certain of the Reporting Persons may be deemed the beneficial owner of has decreased by more than one percent of the total number of outstanding Shares. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.           Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

      i)       Apollo Investment Fund, L.P. ("AIF");

      ii)      Apollo Advisors, L.P. ("Advisors"); and

      iii)     Lion Advisors, L.P. ("Lion").

     This statement relates to Shares formerly held for the accounts of AIF and Artemis.

Item 5.           Interest in Securities of the Issuer.

     (a) and (b) As of the date hereof, the Reporting Persons may not be deemed to be the beneficial owner of any Shares. The beneficial ownership previously attributed to Lion terminated effective June 30, 2001 as a result of the expiration, by its terms, of an underlying investment management agreement. The Reporting Person disposed of an aggregate of 5,945,901 Shares in certain privately-negotiated transactions on December 20, 2002 for an aggregate amount of approximately $33,300.

     (c) Except for the transactions disclosed in (a) above, there have been no transactions with respect to the Shares since October 24, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) Not Applicable.

     (e) See (a) above.

                                                               Page 6 of 6 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Date:     December 23, 2002          APOLLO INVESTMENT FUND, L.P.

                                     By:     Apollo Advisors, L.P.
                                               Its General Partner

                                     By:     Apollo Capital Management, Inc.
                                               Its General Partner

                                                By:    /s/ Michael D. Weiner
                                                       -------------------------
                                                       Name:  Michael D. Weiner
                                                       Title:    Vice President

                                     APOLLO ADVISORS, L.P.

                                     By:     Apollo Capital Management, Inc.
                                               Its General Partner

                                                By:    /s/ Michael D. Weiner
                                                       -------------------------
                                                       Name:  Michael D. Weiner
                                                       Title:    Vice President


                                     LION ADVISORS, L.P.

                                     By:     Lion Capital Management, Inc.,
                                               Its General Partner

                                                By:    /s/ Michael D. Weiner
                                                       -------------------------
                                                       Name:  Michael D. Weiner
                                                       Title:    Vice President